UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3/A
(Amendment No. 2)
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
OAS RESTRUCTURING (BVI) LIMITED (Issuer)

OAS S.A. – Em Recuperação Judicial Construtora OAS S.A. – Em Recuperação Judicial OAS Engenharia e Construção S.A. (Guarantors)

(Names of Applicants)

Avenida Francisco Matarazzo, No. 1.350, 19th floor, Suite 1.902, Água Branca, in the city of São Paulo, State of São Paulo Federative Republic of Brazil (Address of principal executive offices)

Securities to be Issued Under the Indentures to be Qualified

Title of Class	Amount
5.00% Senior Notes due 2035 13.00% Senior Secured Notes due 2026	R$725,000,000 Up to $200,000,000

Approximate date of proposed offering:

As promptly as practicable after the date of this Application for Qualification

Name and address of agent for service:	With a copy to:
Cogency Global Inc. East 40th Street, 10th Floor, New York, NY 10016	Andrew Weisberg White & Case LLP 1221 Avenue of the Americas New York, NY 10020 (212) 819-8200

OAS Restructuring (BVI) Limited (“OAS BVI”) hereby amends this Application for Qualification (this “Application”) on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after filing a further amendment which specifically states that it shall supersede this Application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Act”), may determine upon written request of OAS BVI.

EXPLANATORY NOTE

This Amendment No. 2 to Application for Qualification of Indentures on Form T-3 (this “Amendment”) amends the Application for Qualification of Indentures on Form T-3 filed by OAS BVI on May 9, 2017, as amended by the Amendment No. 1 to that Application filed on form T-3/A on October 12, 2018 (collectively, the “Previous Application”).

This Amendment is being filed to (i) provide updated affiliate information under item 3 and (ii) provide updated capitalization information under item 7.  This Amendment is not intended to amend or delete any other part of the Previous Application.  All other information set forth in the Previous Application is unchanged and has been omitted from this Amendment. Any capitalized terms used herein without definition have the meanings ascribed thereto in the Previous Application.

AFFILIATIONS
3. Affiliates.
The table of affiliates in Item 3 of the Previous Application is hereby supplemented to add the following entities:
Affiliate	Jurisdiction of Incorporation	Ownership
Less Click Systems Ltda.	Brazil	OAS Arenas S.A. (Brazil) (99.99%) and BR Terminais e Logística S.A. (Brazil) (0.01%)
OAS Côte d’Ivoire	Côte d’Ivoire	OAS Engenharia e Construção S.A. (100%)

CAPITAL SECURITIES
7. Capitalization.
Item 7, paragraph (a) of the Previous Application is hereby amended and restated in its entirety by the below:
(a)	The following table sets forth the amount authorized and amount outstanding of each class of the Applicants’ securities as of December 31, 2018.

	Amount Authorized		Amount Outstanding
	(in millions)	(in millions)(1)	(in millions)	(in millions)(1)
Capital Stock:
OAS:
Common Shares(2)	R$ 500.0	US$129.0	R$ 500.0	US$129.0
Indebtedness:
OAS:
3ª ISSUANCE DEBENTURE	R$ 300.0	US$77.4	R$ 261.2	US$67.4
5ª ISSUANCE DEBENTURE	R$ 209.0	US$53.9	R$ 4.6	US$1.2
8ª ISSUANCE DEBENTURE	R$ 694.7	US$179.3	R$ 694.7	US$179.3
9ª ISSUANCE DEBENTURE	R$ 100.6	US$26.0	R$ 111.6	US$28.8
10ª ISSUANCE DEBENTURE	R$ 160.0	US$41.3	R$ 187.5	US$48.4
FI-FGTS 4th Issuance Debentures	R$ 261.5	US$67.5	R$ 261.5	US$67.5
(1)	Values in R$ have been translated into US$ at the rate of R$3.8745 to US$1.00, the exchange rate reported by the Banco Central do Brasil at the close of December 31, 2018.
(2)	In connection with the Reorganization Plan, OAS will issue an aggregate amount of subscription warrants exercisable for 40.0% of the common shares of OAS on a fully-diluted basis.

Contents of application for qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 2, consecutively.
(b)	The statement of eligibility and qualification on Form T-1 of Wilmington Savings Fund Society, FSB, as trustee, under each of the Indentures to be qualified.
(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee.
Exhibit T3A-1*	Certificate of Incorporation of OAS Restructuring (BVI) Limited.
Exhibit T3A-2*	English translation of OAS Articles of Association.
Exhibit T3A-3*	English translation of OAS declaration of transformation into an S.A.
Exhibit T3A-4*	English translation of Construtora OAS S.A. declaration of transformation into an S.A.
Exhibit T3A-5*	English translation of Deed of Incorporation of OAS Engenharia e Construção S.A.
Exhibit T3B-1*	Memorandum of Association of OAS Restructuring (BVI) Limited.
Exhibit T3B-2*	English translation of Articles of Incorporation of OAS S.A.
Exhibit T3B-3*	English translation of Articles of Incorporation of Construtora OAS S.A.
Exhibit T3B-4*	English translation of Articles of Incorporation of OAS Engenharia e Construção S.A.
Exhibit T3C-1*	Form of Unsecured Notes Indenture.
Exhibit T3C-2*	Form of Secured Notes Indenture.
Exhibit T3D	Not applicable.
Exhibit T3E*	English translation of Reorganization Plan.
Exhibit T3F-1*
A cross reference sheet showing the location in the Unsecured Notes Indenture of the provisions inserted therein pursuant to section 310 through 318(a), inclusive, of the Act (included in Exhibit T3C-1).

Exhibit T3F-2*
A cross reference sheet showing the location in the Secured Notes Indenture of the provisions inserted therein pursuant to section 310 through 318(a), inclusive, of the Act (included in Exhibit T3C-2).

Exhibit 25.1*	Statement of eligibility and qualification of the Trustee on Form T-1.
* Previously filed.

SIGNATURES
Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of São Paulo, and State of São Paulo, Brazil on March 25, 2019.
OAS RESTRUCTURING (BVI) LIMITED
By: /s/ Josedir Barreto
Name:	Josedir Barreto
Title:	Director
OAS S.A. – EM RECUPERAÇÃO JUDICIAL
By: /s/ Josedir Barreto
Name:	Josedir Barreto
Title:	Director

CONSTRUTORA OAS S.A. – EM RECUPERAÇÃO JUDICIAL
By: /s/ Josedir Barreto
Name:	Josedir Barreto
Title:	Director
OAS ENGENHARIA E CONSTRUÇÃO S.A By: /s/ Josedir Barreto
Name:	Josedir Barreto
Title:	Director